Exhibit 4.4
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2023, CRH public limited company (“CRH,” “CRH plc,” the “Company,” “we,” “us,” and “our”) had the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares of €0.32 each	CRH	New York Stock Exchange
6.40% Notes due 2033	CRH/33A	New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in CRH’s annual report on Form 10-K for the fiscal year ended December 31, 2023.

DESCRIPTION OF ORDINARY SHARES

The rights and restrictions to which our Ordinary Shares are subject are prescribed by our Memorandum and Articles of Association (the “Articles”). This section summarizes the material terms of our Ordinary Shares, including certain provisions of our Articles and applicable Irish law in effect on the date hereof. However, the following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Articles, the Irish Companies Act 2014 (the “Companies Act 2014”) and any other applicable Irish law concerning companies, as amended from time to time.

A copy of the Company’s Articles is included as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

General

As of December 31, 2023, the authorized share capital of the Company was €401,297,940, which includes 1,250,000,000 Ordinary Shares of €0.32 each (the “Ordinary Shares”), 150,000 5% Cumulative Preference Shares of €1.27 each and 872,000 7% “A” Cumulative Preference Shares of €1.27 each (together the “Preference Shares”). The Preference Shares are not registered pursuant to Section 12(b) of the Exchange Act. As of December 31, 2023, 734,519,598 Ordinary Shares were issued and outstanding. All outstanding Ordinary Shares are fully paid.

Transfer of Shares and Registrar

A written instrument of transfer is required under Irish law in order to register on the Company’s share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares in order to transfer those shares into his or her own broker account (or vice versa). The Articles provide that the Secretary, or any other party designated by the Board of Directors of the Company (the “Board”) for such purpose from time to time, may sign an instrument of transfer on behalf of the transferor who is transferring shares in the Company. Notwithstanding the provisions of the Articles, the directors of the Company (the “Directors”) have the power to permit any class of shares to be held in a settlement securities system and to implement any arrangements they think fit for such evidencing and transfer which accord with such the Companies Act 2014.

The foregoing instruments of transfer may give rise to Irish stamp duty. The Company, in its absolute discretion and insofar as the Companies Act 2014 or any other applicable law permits, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set off the stamp duty against any dividends payable to the transferee of those shares; and (iii) to the extent permitted by the Companies Act 2014, claim a first and paramount lien on the shares on which stamp duty has been paid by the Company or its subsidiaries for the amount of stamp duty paid, which lien shall extend to all dividends paid on those shares.

The Directors may, in their absolute discretion and without giving any reason, decline to register the transfer, subject to the limitations specified in the Articles to encourage trading on an open and proper basis, of (i) a share (other than a fully paid share) to a person of whom they do not approve, or (ii) a share on which the Company has a lien. The Directors may also decline to register an instrument of transfer unless the instrument of transfer is accompanied by such evidence as the directors may reasonably require to show the right of the transferor to make the transfer, the transfer is in respect of one class of shares only and the instrument of transfer is duly stamped if required and it and such evidence are lodged at the Company’s office or any other place specified by the Board.

Computershare Trust Company N.A. acts as US transfer agent and registrar for the Ordinary Shares.

Voting Rights

At shareholders’ meetings, holders of Ordinary Shares as of the applicable record date for such meeting are entitled to one vote per share, either in person or by proxy. No shareholder is entitled to vote at any general meeting unless all calls or other sums immediately payable in respect of shares in the Company have been paid.

Dividend Rights
Shareholders may by ordinary resolution declare final dividends and the Directors may declare interim dividends, but no final dividend may be declared in excess of the amount recommended by the Directors and no dividend may be paid other than out of profits available for that purpose in accordance with the Companies Act 2014. There is provision to offer scrip dividend in lieu of cash. The Preference Shares rank for fixed rate dividends in priority to the Ordinary Shares. Any dividend which has remained unclaimed for 12 years from the date of its declaration shall, if the Directors so decide, be forfeited and cease to remain owing by the Company.

Calls on Shares
The Directors may from time to time call upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times.

Liquidation Rights

In the event the Company is being wound up, the liquidator may, with the sanction of a shareholders’ special resolution and any other sanction required by the Companies Act 2014, following the settlement of all claims of creditors, divide among the holders of the Ordinary Shares the whole or any part of the assets of the Company available for distribution (after the return of capital and payment of accrued dividends on the preference shares) in cash or in kind, in proportion to the paid-up par value of the shares held. The liquidator may, with a like sanction, vest such assets in trust as he thinks fit, but no shareholders will be compelled to accept any shares or other assets upon which there is any liability.

Issuance of New Shares and Pre-emptive Rights

Subject to the provisions of the Companies Act 2014 and the Articles, the issuance of new shares is at the discretion of the Board. The Board requires the authority of the shareholders, by way of ordinary resolution requiring not less than 50% of the votes cast by the shareholders at a general meeting, to allot any authorized but unissued Ordinary Share capital of the Company. At the 2023 General Meeting, Resolution 7 was approved by the shareholders authorizing the Board to issue up to an aggregate nominal value of €79,426,000 (248,206,250 Ordinary Shares, being the equivalent of just under 50% of the issued Ordinary Share capital as at March 1, 2023). Any allotment exceeding an aggregate nominal value of €40,916,000 (127,862,500 Ordinary Shares, being the equivalent of 33% of the issued Ordinary Share capital as at March 1, 2023) will only be made pursuant to a pre-emptive issue. The authority granted under Resolution 7 expires at the close of business on the earlier of the date of the Annual General Meeting in 2024 or July 26, 2024.

Irish company law provides that issuances of equity shares for cash (and rights to subscribe for or to convert into equity shares for cash) must be offered, pro rata, to the existing shareholders of equity shares. The shareholders may, by special resolution, eliminate this requirement for periods of up to five years. At the 2023 General Meeting, Resolution 8 was approved by the shareholders to renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

Resolution 8 authorizes the Board to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum of the cash equivalent to 10% of the issued Ordinary Share capital as at March 1, 2023. Resolution 8 also allows the Board to disapply pre-emption rights in a rights issue or other pre-emptive issue in order to accommodate any regulatory restrictions in certain jurisdictions. The 10% limit in Resolution 8 includes any treasury shares reissued by the Company during the same period. The authority granted under Resolution 8 expires at the close of business on the earlier of the date of the Annual General Meeting in 2024 or July 26, 2024.

Pre-emptive Rights

Irish company law provides that issuances of equity shares for cash (and rights to subscribe for or to convert into equity shares for cash) must be offered, pro rata, to the existing shareholders of equity shares. The shareholders may, by special resolution, eliminate this requirement for periods of up to five years. At the 2022 General Meeting, Resolutions 10 and 11 were approved by the shareholders to renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.
Resolution 10 authorizes the Board to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum of the cash equivalent to 5% of the issued Ordinary Share capital as at 2 March 2022. Resolution 10 also allows the Board to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions where the Company might otherwise wish to undertake a pre-emptive issue. Resolution 11 affords the Board an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 2 March 2022. The power conferred by Resolution 11 can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue. The 5% limits in Resolutions 10 and 11 include any Treasury Shares reissued by the Company during the same period.
Disclosure of Shareholders’ Interests

Under the Companies Act 2014, shareholders are required to disclose their interests in, and changes to interests in, 3% or more of a company’s share capital. Under Article 14 of the Articles, the Board may give a notice to any shareholder requiring an indication in writing of: (i) the capacity in which the shares are held or any interest therein; (ii) the persons who have an interest in the shares and the nature of their interest; or (iii) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control the shareholder’s exercise of these rights. Where such a notice is served by the Company on a person who is or was interested in shares of Company and that person fails to give the Company the information required within the reasonable time specified, the Company has the discretion to apply certain restrictions on such person including: (i) no voting rights shall be exercisable in respect of those shares; (ii) no payment of dividend by the Company of any sums due from those shares; and/or (iii) any transfer of those shares can be void.

Change of Control

There are no provisions in the Articles which would have an effect of delaying, deferring or preventing a change in the control of the Company.

Restrictions on Share Ownership

There are no restrictions under the Articles or under Irish law that limit the right of non-Irish residents or foreign owners to freely hold their Ordinary Shares or to vote their Ordinary Shares.

Variation of Rights

Subject to the provisions of the Companies Act 2014, the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares.
General Meeting
Shareholder meetings may be convened by majority vote of the Directors or requisitioned by shareholders holding not less than 5% of the voting rights of the Company. A quorum for a general meeting of the Company is constituted by two or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 clear days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

DESCRIPTION OF DEBT SECURITIES

General
The notes listed on the New York Stock Exchange and set forth on the cover page to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 have been issued by CRH America, Inc. (the “Issuer”). These notes were issued pursuant to an effective registration statement and a related prospectus and prospectus supplement setting forth the terms of the notes.

The following table sets forth the date of the registration statement, date of the base prospectus and date of issuance for the notes (the “Notes”).

Series	Registration Statement	Date of Base Prospectus	Date of Issuance
6.40% Notes due 2033	333-13648	September 6, 2001	September 29, 2003

The following description of the Notes is a summary and does not purport to be complete, and is subject to and qualified in its entirety by reference to the Indenture (as defined below), the Officers’ Certificate setting forth the terms of the Notes and the Global Security, which are incorporated by reference as Exhibits 4.1, 4.2 and 4.3 to the Form 10-K, respectively. We strongly encourage investors to review the Indenture, the Officers’ Certificate and the Global Security for additional information.

A.    Terms Applicable to the Notes

The Notes were issued pursuant to an Indenture dated as of March 20, 2002 (as may be supplemented from time to time, to the extent that such supplements apply to the Notes, the “Indenture”) between CRH America, Inc., as Issuer, CRH plc, as Guarantor, and The Bank of New York Mellon, as successor trustee to J.P. Morgan Chase Bank (such successor trustee, the “Trustee”). The Notes and the Indenture are governed by, and are to be construed in accordance with, the laws of the State of New York.

Description of the Notes

The Notes were issued in the aggregate principal amount, and unless previously redeemed and cancelled will mature on the Maturity Date and will bear interest at the rate per annum, set forth in the table below:

	Aggregate Principal Amount	Maturity Date	Fixed Interest Rate
6.40% Notes due 2033	$300,000,000.00	October 15, 2033	6%

As of December 31, 2023, $212,555,000 aggregate principal amount of the Notes were outstanding. The Notes are listed and are admitted to trading on the NYSE under the trading symbol “CRH/33A”.

Interest on the Notes will be payable semi-annually in arrears on the interest payment dates, commencing on the first interest payment date, set forth in the table below:

	Interest Payment Dates	First Interest Payment Date
6.40% Notes due 2033	April 15 and October 15 of each year	April 15, 2004

Each payment of interest due on an interest payment date or the date of maturity includes interest accrued from and including the last date to which interest has been paid, or made available for payment, or from the issue date if none has been paid or made available for payment, but excluding the interest payment date or the date of maturity. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months. The regular record dates for the Notes are April 1 and October 1.

The currency in which the payment of the principal of, or any premium, or interest of the Notes is payable is US dollars.

Form and Denomination

The Notes have been issued in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes are represented by one or more global securities registered in the name of Cede & Co. as nominee of The Depository Trust Company (the “DTC”). Beneficial interests in the Notes may be held through DTC, and DTC and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg) who record beneficial interest on their books. Settlement of the Notes occurs through DTC in same day funds.

Trustee, Registrar, Transfer Agent and Paying Agent

The Bank of New York Mellon acts as trustee, registrar, transfer agent and principal paying agent for the Notes. The Issuer may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts. The Bank of New York Mellon SA/NV, Dublin Branch has been designated as Irish Paying Agent. See also “B. General Terms Applicable to all Notes issued under the Indenture—Regarding the Trustee”.

Redemption and Repayment

The Issuer or CRH plc may redeem the Notes in whole at any time or in part from time to time at the applicable redemption price as described in “—Optional Make-Whole Redemption”. In addition, the Issuer or CRH plc may redeem the Notes in whole if certain tax events occur. See “B. General Terms Applicable to all Notes issued under the Indenture —Optional Tax Redemption”. See “B. General Terms Applicable to all Notes issued under the Indenture —Redemption and Repayment” for other terms relating to redemption of the Notes.

Optional Make-Whole Redemption

CRH plc or the Issuer may redeem the Notes at its option in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the Indenture) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Indenture) plus 25 basis points, together with, in each case, accrued interest on the principal amount of the Notes to be redeemed to the date of redemption.

Ranking of the Notes

The Notes are unsecured and unsubordinated indebtedness of CRH America, Inc. and rank equally with all of its other present and future unsecured and unsubordinated indebtedness. The Notes rank equally without any preference among themselves and with all of CRH America, Inc.’s present and future unsecured and unsubordinated indebtedness.

See “B. General Terms Applicable to all Notes issued under the Indenture—Ranking” for further information about the ranking of the Notes and the guarantees.

B.    General Terms Applicable to all Notes issued under the Indenture

The following terms are applicable to all Notes, except where otherwise noted. Where appropriate, we use parentheses to refer you to the particular sections of the Indenture. Any reference to particular sections or defined terms of the Indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement.

Guarantee

CRH plc unconditionally and irrevocably guarantees on an unsubordinated basis the due and punctual payment of the principal, interest, premium, if any, and any other additional amounts payable in respect of the Notes and the Indenture, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. (Section 206)

Ranking

The guarantees of the Notes are unsecured, unsubordinated obligations of CRH plc and rank equally with all other present and future unsecured and unsubordinated indebtedness of CRH plc.

Any payment on the Notes issued by the Issuer is subject to the credit risk of the Issuer, and the credit risk of CRH plc, as guarantor of the Notes. Further, because the Issuer and CRH plc are holding companies, the right of holders to receive payments on the Notes and the guarantees are effectively subordinated to any indebtedness of such entities’ subsidiaries. The subsidiaries of the Issuer and CRH plc are not guarantors on the Notes and claims of the creditors of the Issuer or CRH plc’s subsidiaries have priority as to the assets of such subsidiaries over the claims of the Issuer’s or CRH plc’s creditors.

Additional Indebtedness

The Indenture does not limit the aggregate amount of debt securities that the Issuer may issue or the number of series or the aggregate amount of any particular series. The Issuer may issue debt securities and other securities at any time without the consent of the holders and without notifying them. The Indenture and the Notes also do not limit the Issuer’s ability to incur other indebtedness or to issue other securities. Also, the Issuer is not subject to financial or similar restrictions by the terms of the Notes, except as described under “—Covenants—Restriction on Sales and Leasebacks” and “—Covenants—Restriction on Liens”.

Covenants

Restrictions on Liens

Some of the Issuer’s or CRH plc’s property may be subject to a mortgage or other legal mechanism that gives their lenders preferential rights in that property over other lenders, including holders of the Notes, or over the Issuer’s and CRH plc’s general creditors if the Issuer or CRH plc fail to pay them back. These preferential rights are called liens. The Issuer and CRH plc will not become obligated on any new debt for borrowed money that is secured by a lien on any of the Issuer’s and CRH plc’s properties, which are described further below, unless the Issuer and CRH plc grant an equivalent or higher-ranking lien on the same property to direct holders of the Notes.

Neither the Issuer nor CRH plc need to comply with this restriction if the amount of all debt that would be secured by liens on the Issuer’s and CRH plc’s properties, which are described further below, excluding the debt secured by the liens that are listed later, does not exceed 10% of CRH plc’s consolidated shareholders’ funds. (Section 1008)

Consolidated shareholders’ funds refers to:

•The paid-up capital of CRH plc; plus
•The consolidated capital and revenue reserves of CRH plc, capital grants, deferred taxation and minority shareholders’ interests, but deducting the amount of repayable government grants; minus
•Any revaluation upwards after the end of CRH plc’s latest fiscal year preceding the issuance of the Notes of plant and machinery.

This restriction on liens applies only to liens for borrowed money. For example, liens imposed by operation of law or by order of a court, such as liens to secure statutory obligations for taxes or workers’ compensation benefits, or liens the Issuer or CRH plc create to secure obligations to pay legal judgments or surety bonds, would not be covered by this restriction. This restriction on liens also does not apply to debt secured by a number of different types of liens, and the Issuer and CRH plc can disregard this debt when calculating the limits imposed by this restriction. These types of liens include the following:

•any lien existing on or before the date of the issuance of the Notes.
•any lien over any property that the Issuer or CRH plc acquired as security for, or for indebtedness incurred, to finance all or part of the price of its acquisition, construction, development, modification or improvement.

•any lien over any property that the Issuer or CRH plc acquired subject to the lien, provided the lien was not created in anticipation of the acquisition of that property.
•any lien to secure indebtedness for borrowed money incurred in connection with a specifically identifiable project where the lien relates to a property involved in the project and that the Issuer or CRH plc acquired after the date of the issuance of the Notes.
•any lien securing the Issuer’s or CRH plc’s indebtedness for borrowed money incurred in connection with the financing of accounts receivable.
•any lien incurred or deposits made in the ordinary course of business which do not involve borrowed money including but not limited to,
•any mechanics’, materialsmen’s, carriers’, workmen’s, vendors’ or similar lien,
•any lien arising in connection with equipment leases,
•any easements or rights-of-way restrictions and other similar charges.
•any lien upon specific items of the Issuer’s or CRH plc’s inventory or other goods and proceeds securing the Issuer’s or CRH plc’s obligations in respect of bankers’ acceptances issued or created to purchase, ship or store such inventory or other goods.
•any lien or deposits securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other similar obligations incurred in the ordinary course of business.
•any lien securing industrial revenue, development, first mortgage bonds issued to secure other bonds or similar bonds issued by or for the benefit of the Issuer or CRH plc.
•any lien on the Issuer’s or CRH plc’s property required by contract or any applicable laws, rules, regulations or statutes, securing the Issuer’s or CRH plc’s obligations and payments under a contract with a governmental entity or in relation to a contract entered into at the request of a governmental entity;
•any statutory or contractual right of set-off, including rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the Issuer’s or CRH plc’s benefit or in connection with the issuance of letters of credit for their benefit, any lien created on compensating credit balances and any lien created on amounts of a nature similar to such credit balances held in trust, in each case (other than a statutory right of set-off) to the extent required by a financial institution as security for financing provided to the Issuer, CRH plc or any direct or indirect subsidiary of CRH plc;
•any lien securing liabilities under agreements with the Exports Credit Guarantee Department of the British government, or similar forms of credit, over sums due under any contract for the purchase, supply or installation of plant and/or machinery;
•any lien constituted by a right of set-off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations related to the hedging or management of risks under transactions involving any currency or interest rate swap, cap or collar arrangements, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind;
•any lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business;
•any lien securing taxes or assessments or other applicable governmental charges or levies;
•any lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business;
•any lien in favor of CRH plc or any subsidiary of CRH plc.

•any extension, renewal or replacement, as a whole or in part, of any lien included earlier in this list; and
•the amount does not exceed the principal amount of the borrowed money secured by the lien which is to be so extended, renewed or replaced; and
•the extension, renewal, or replacement lien is limited to all or part of the same property, including improvements that secured the lien to be extended, renewed or replaced. (Section 1008)

Restrictions on Sales and Leasebacks

Neither the Issuer nor CRH plc will enter into any sale and leaseback transaction involving a property other than as allowed by the Indenture covenant relating to these. A sale and leaseback transaction is an arrangement between the Issuer or CRH plc and any person where the Issuer or CRH plc lease a property that the Issuer or CRH plc has owned for more than 270 days and has sold to that person or to any person to whom that person has advanced funds on the security of the property.

This restriction on sales and leasebacks does not apply to any sale and leaseback transaction that is between CRH plc and one of its subsidiaries, or between a subsidiary of CRH plc and any other subsidiary of CRH plc. It also does not apply to any lease with a term, including renewals, of three years or less. Further, the Indenture does not restrict the ability of any subsidiary of CRH plc (other than the Issuer) to enter into sale and leaseback transactions.

The covenant allows the Issuer or CRH plc to enter into sale and leaseback transactions in two additional situations. First, the Issuer or CRH plc may enter sale and leaseback transactions if they could grant a lien on the property in an amount equal to the indebtedness attributable to the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to the holders of the Notes under the restriction on liens described above.

Second, the Issuer or CRH plc may enter into sale and leaseback transactions if, within one year of the transaction, the Issuer or CRH plc, as the case may be, invest an amount equal to at least the net proceeds of the sale of the property that the Issuer or CRH plc, as the case may be, lease in the transaction or the fair value of that property, whichever is greater. This amount must be invested in any of the Issuer’s or CRH plc’s property or used to retire any indebtedness for money that the Issuer or CRH plc borrowed, incurred or assumed. (Section 1009)

Restrictions on Mergers and Similar Events

The Issuer and CRH plc are generally permitted to consolidate or merge, including under a scheme of arrangement, with another entity.

The Issuer and CRH plc are also permitted to sell or lease substantially all of their assets to another firm or to buy or lease substantially all of the assets of another firm. However, neither the Issuer nor CRH plc may take any of these actions unless all the following conditions are met:

1.Where CRH plc merges out of existence or sells or leases substantially all its assets, the other firm must be duly organized and validly existing under the laws of the applicable jurisdiction. If such other entity is organized under the laws of a jurisdiction other than the United States, any State thereof, or the District of Columbia, or the Republic of Ireland, it must indemnify holders against any tax, assessment or governmental charge or other cost or expense resulting from the transaction.
2.Where the Issuer merges out of existence or sell or lease substantially all of its assets, the other firm must be duly organized and validly existing under the laws of a U.S. State, or the District of Columbia or under U.S. federal law.
3.If the Issuer or CRH plc merges out of existence or sells or leases substantially all of its assets, the surviving entity must execute a supplement to the indenture, known as a supplemental indenture. In the supplemental indenture, the entity must promise to be bound by every obligation in the indenture applicable to the Issuer or CRH plc, as the case may be, including CRH plc’s obligation to pay additional amounts.
4.Neither the Issuer nor CRH plc may be in default on the debt securities or guarantees immediately prior to such action and such action must not cause a default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured. A default for this purpose would also include any event that would be an event of default if the requirements for notice of default or existence of defaults for a specified period of time were disregarded.
5.The Issuer or CRH plc, as the case may be, must deliver certain certificates and other documents to the Trustee with respect to the compliance of the consolidation or merger with the Indenture.
6.Neither the Issuer nor CRH plc’s assets or properties may become subject to any impermissible lien unless the debt securities issued under the indenture are secured equally and ratably with the indebtedness secured by the impermissible lien. (Section 801)

Payment of Additional Amounts

All payments by the Issuer of the principal or interest on the Notes and all payments by CRH plc under the guarantees will be made free and clear of any withholding for taxes or any other governmental charge, unless such withholding is required by the laws of any jurisdiction where CRH plc is incorporated. In the event that CRH plc is required to withhold such taxes or governmental charges, CRH plc will be required, subject to certain exceptions, to pay holders of the Notes an additional amount so that the net amount they receive is the amount specified in the Notes to which they are entitled. No additional amounts will be payable in respect of any withholding for taxes or governmental charges imposed by the United States government or any political subdivision of the United States government or on payments by us.

The government of any jurisdiction where CRH plc is incorporated or, if different, tax resident may require CRH plc to withhold amounts from payments on the principal or interest on the Notes or any amounts to be paid under the guarantee, as the case may be, for taxes or any other governmental charges. If any such jurisdiction requires a withholding of this type, CRH plc may be required to pay the holders of the Notes an additional amount so that the net amount they receive will be the amount specified in the Notes to which they are entitled.

CRH plc will not be required to make any payment of additional amounts under any of the following circumstances:

•The United States government or any political subdivision of the United States government is the entity that is imposing the tax or governmental charge.
•The tax or charge is imposed only because the holder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the holder, if the holder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction. These connections include, but are not limited to, where the holder or related party:
◦is or has been a citizen or resident of the jurisdiction;
◦is or has been engaged in trade or business in the jurisdiction; or
◦has or had a permanent establishment in the jurisdiction.
•The tax or charge is imposed due to the presentation of the Notes for payment on a date more than 30 days after the Notes became due or after the payment was provided for.
•There is an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge.
•The tax, assessment or governmental charge is payable in a manner that does not involve withholdings.

•The tax, assessment or governmental charge is imposed or withheld because the holder or beneficial owner failed to comply with any of the Issuer’s or CRH plc’s requests for the following that the statutes, treaties, regulations or administrative practices or the taxing jurisdiction require as a precondition to exemption from all or part of such withholding:
◦to provide information about the nationality, residence or identity of the holder or beneficial owner; or
◦to make a declaration or satisfy any other information requirements.
•The withholding or deduction is imposed pursuant to the EU Directive on Taxation of Savings (2003/48/EC), or any law implementing such Directive.
•The withholding or deduction is imposed on a holder or beneficial owner who could have avoided such withholding or deduction by presenting the Notes to another paying agent in a member state of the European Union.
•The holder is a fiduciary or partnership or an entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, the Notes, and the laws of the jurisdiction require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such security.
These provisions will also apply to any taxes, assessments or governmental charges imposed by any jurisdiction in which a successor to CRH plc is incorporated.

Additional amounts may also be payable in the event of certain consolidations, mergers, sales of assets or assumptions of obligations. Under the Indenture, CRH plc or any subsidiary of CRH plc may assume the Issuer’s obligations under the Notes. This may be a taxable event to U.S. holders. U.S. holders may be treated as having exchanged their Notes for other debt securities issued by CRH plc or the Issuer and may have to recognize gain or loss for U.S. federal income tax purposes upon such assumption. (Section 1004)

Redemption and Repayment

Notice of Redemption

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. (Section 1104) On and after any redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any redemption date, CRH plc or the Issuer shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. (Section 1105) The redemption price shall be calculated by the Independent Investment Banker (as defined in the Global Security) and either CRH plc or the Issuer, and the Trustee and any paying agent for the Notes shall be entitled to rely on such calculation. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the Notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Partial Redemption

If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Optional Tax Redemption

The Notes may be redeemed in whole but not in part at the option of CRH plc or the Issuer in the three situations described below. The redemption price for the Notes will be equal to the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) as certified to the Trustee by the Issuer or CRH plc, the sum of the present values of the Remaining Scheduled Payments (as defined in the Global Security) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Global Security) plus 25 basis points, together with, in each case, accrued interest on the principal amount of the notes to be redeemed to the date of redemption. Holders will not accrue interest on any amounts deposited by the Issuer or CRH plc with the Trustee for their account following tax redemption (see “—Notice of Redemption”).

The first situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, CRH plc determines that it would be required to pay additional amounts as described under “Payment of Additional Amounts”. This applies only in the case of changes, executions or amendments that occur on or after the date of issuance of the Notes in the jurisdiction where CRH plc is incorporated. If CRH plc has been succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized, and the applicable date will be the date the entity became a successor. The Issuer or CRH plc would not have the option to redeem in this case if the Issuer could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available.

The second situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, CRH plc or any of its subsidiaries determines that it would have to deduct or withhold tax on any payment to the Issuer to enable it to make a payment of principal or interest on the Notes, including the payment of additional amounts as described under “Payment of Additional Amounts”. This applies only in the case of changes, executions or amendments that occur on or after the date of issuance of the Notes in the jurisdiction where CRH plc is incorporated. If CRH plc has been succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized, and the applicable date will be the date the entity became a successor. The Issuer or CRH plc would not have the option to redeem in this case if the Issuer could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available.

The third situation is where, following a merger, consolidation or sale or lease of CRH plc’s assets to a person that assumes or, if applicable, guarantees the Issuer’s obligations on the Notes, that person is required to pay additional amounts as described under “Payment of Additional Amounts”. The Issuer, or the other person, would have the option to redeem the Notes in this situation even if additional amounts became payable immediately upon completion of the merger or sale transaction, including in connection with an internal corporate reorganization. Neither the Issuer nor that person have any obligation under the Indenture to seek to avoid the obligation to pay additional amounts in this situation.

The Issuer, or that person, as applicable, shall deliver to the Trustee an officer’s certificate to the effect that the circumstances required for redemption exist. (Section 1108)

Modification of the Indenture

The Indenture contains provisions permitting the Issuer, CRH plc and the Trustee to modify the Indenture or the rights of the holders of debt securities issued pursuant thereto, including the Notes. There are three types of changes that such parties can make to the Indenture and the Notes. Holders should consult with their banks or brokers for information on how approval may granted or denied if the Issuer seeks to change the Indenture or the Notes or request a waiver.

Changes Requiring Approval of the Holders of the Notes. First, there are changes that cannot be made to the Notes without the specific approval of each holder. The following is a list of those types of changes:

•change the stated maturity of the principal, or any installment of principal, or interest on the Notes;
•reduce any amounts and the rate of interest of the Notes or any premium due upon its redemption;
•change any obligation of CRH plc to pay additional amounts;
•reduce the amount of principal payable upon acceleration of the maturity of the Notes following a default;

•change the place or currency of payment of the Notes;
•impair the holder’s right to sue for payment or conversion;
•reduce the percentage of holders of the Notes whose consent is needed to modify or amend the indentures;
•reduce the percentage of holders of the Notes whose consent is needed to waive compliance with various provisions of the Indenture or to waive various defaults;
•modify any other aspect of the provisions dealing with modification and waiver of the Indenture, unless to provide that additional provisions of the Indenture cannot be modified or waived without the holders’ consent; and
•modify or affect in any manner adverse to the holder the obligations of CRH plc that relate to payment of principal, premium and interest, sinking fund payments and conversion rights. (Section 902)

Changes Requiring a Majority Vote. The second type of change to the Indenture and the Notes is the kind that requires a vote in favor by holders of the Notes owning a majority of the principal amount of the Notes. Most changes fall into this category, except for clarifying changes, amendments, supplements and other changes that would not adversely affect the holders in any material respect. (Sections 901 and 902) The same majority vote would be required for the Issuer to obtain a waiver of all or part of the covenants herein below or a waiver of a past default. However, the Issuer cannot obtain a waiver of a payment default or any other aspect of the Indenture or the Notes listed in the first category described under “—Changes Requiring Approval of the Holders of the Notes” unless the Issuer obtains the holders’ individual consent to the waiver. (Section 513)

Changes Not Requiring Approval. The third type of change does not require any vote by holders of the Notes. This type is limited to clarifications and other changes that would not adversely affect holders of the Notes in any material respect. (Section 901)

Events of Default and Remedies

The holders of the Notes will have special rights if an event of default occurs and is not cured, as described below.

What Is An Event of Default? The term event of default means any of the following:

•Neither the Issuer nor CRH plc pay the principal or any premium on the Notes on the maturity date or, in the case of technical difficulties, within 1 day of its due date.
•Neither the Issuer nor CRH plc pay interest or any additional amounts on the Notes within 30 days of its due date.
•The Issuer or CRH plc remain in breach of a covenant or any other term of the Indenture or the Notes for 90 days after the Issuer or CRH plc, as the case may be, receive a notice of default stating the Issuer or CRH plc, as the case may be, are in breach. The notice must be sent by either the Trustee or by the holders of 25% of the Notes.
•The Issuer or CRH plc files for bankruptcy or certain other events or a judgment in bankruptcy or a similar judgment, decree or order for relief is entered.
•The Issuer’s or CRH plc’s other borrowings with an outstanding principal amount of at least US$50,000,000 (or its equivalent in any other currency) are accelerated by reason of a default and steps are taken to obtain repayment of these borrowings.
•The Issuer or CRH plc fail to make a payment of principal of at least US$50,000,000 or fail to honor any guarantee or indemnity with respect to borrowings with an outstanding principal amount of at least US$50,000,000 (or its equivalent in any other currency) and steps are taken to enforce either of these obligations.

•Any mortgage, pledge or other charge granted by the Issuer or CRH plc in relation to any borrowing with an outstanding principal amount at least US$50,000,000 (or its equivalent in any other currency) becomes enforceable and steps are taken to enforce the mortgage, pledge or other charge, as the case may be. (Section 501)

Remedies If an Event of Default Occurs. If an event of default, other than a bankruptcy or similar event of default, has occurred and has not been cured, the Trustee or the holders of not less than 25% in principal amount of the Notes may declare, by a notice in writing to the Issuer and CRH plc (and to the Trustee if given by holders), the entire principal amount and any other amounts, including accrued interest, to be due and immediately payable to the holders to the extent such amounts are permitted by law to be paid. This is called a declaration of acceleration of maturity. The outstanding principal amount of the Notes (or specified amount) and any interest accrued thereon shall become immediately due and payable on the date the written declaration is received. In a bankruptcy or similar event of default, the entire principal amount of the Notes will automatically become due and immediately payable without any declaration or other action on the part of the Trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the Notes if the Issuer or CRH plc have paid the outstanding amounts due because of the acceleration of maturity and the Issuer or CRH plc have satisfied certain other conditions. (Section 502)

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 603) This protection is called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority holders may also direct the Trustee in performing any other action under the Indenture. (Section 512)

Before the holders of the Notes bypass the Trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the Notes, the following must occur:

•The holders must give the Trustee written notice that an event of default has occurred and remains uncured;
•The holders of 25% in principal amount of the outstanding Notes must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action; and
•The Trustee must have not taken action for 60 days after receipt of the foregoing notice and offer of indemnity and the Trustee has not received an inconsistent direction from the holders of a majority in principal amount of all outstanding Notes during that period. (Section 507)

However, such limitations do not apply to a suit instituted by the holders of the Notes for the enforcement of payment of the principal of or interest on the Notes on or after the respective due dates. (Section 508) Holders should consult their banks or brokers as needed for information on how to give notice or direction to or make a request of the Trustee and to make or cancel a declaration of acceleration.

The Indenture requires the Issuer and CRH plc to furnish to the Trustee every year a written statement of certain of the Issuer’s and CRH plc’s officers certifying that, to their knowledge, the Issuer and CRH plc are in compliance with the Indenture and the Notes, or else specifying any default. (Section 1005)

Regarding the Trustee

As a result of the transfer of J.P. Morgan Chase Bank’s corporate trust business to The Bank of New York Mellon effective October 1, 2006, The Bank of New York Mellon is currently the trustee under the Indenture. The Trustee’s current address is The Bank of New York Mellon, 240 Greenwich Street, Floor

7E, New York, NY 10286, United States of America. In addition to acting as Trustee, The Bank of New York Mellon also maintains various banking and trust relationships with the Issuer and some of its affiliates.

CRH plc and some of its affiliates maintain various banking and trust relationships with the Trustee in the ordinary course of their business. If an event of default occurs, or an event occurs that would be an event of default if the requirements for giving the Issuer default notice or the Issuer’s default having to exist for a specific period of time were disregarded, the Trustee may be considered to have a conflicting interest with respect to the Notes or the Indenture for purposes of the Trust Indenture Act of 1939. In that case, the Trustee may be required to resign as trustee under the Indenture and the Issuer or CRH plc would be required to appoint a successor trustee.